One Technology Drive / P.O. Box 188 / Rogers, CT 06263-0188 / 860.774.9605 / Fax: 860.779.5509

VIA ELECTRONIC TRANSMISSION

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7116
100 F Street, N.E.
Washington, D.C. 20549

Re:          Rogers Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 17, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 2, 2012
File No. 1-4347

Dear Mr. O’Brien:

On behalf of Rogers Corporation (the “Company”), set forth below are the responses of the Company to the letter dated May 30, 2012 (the “Comment Letter”), containing the comments of the Staff of the Securities and Exchange Commission to the Company’s filings referenced above.

The Company’s responses to each of the comments in the Comment Letter are set forth below and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Results of Operations, page 29

Comment 1:

In future filings, please separately quantify the extent to which increases/decreases in volume, prices, raw material inflation pass-through, and the introduction of new products attributed to the increase or decrease in manufacturing margins at the consolidated level and in net sales and operating income/(loss) at the reportable segment level to the extent not already provided. Please also quantify the impact of the other factors disclosed as materially impacting net sales and continuing operations results at the consolidated and segment levels. For example, your analysis of manufacturing margins for fiscal year 2011 as compared to fiscal year 2010 discloses five factors contributing to the overall 11% decline in the margin: (a) start-up costs; (b) increased raw material costs; (c) unfavorable product sales mix; (d) impact of Curamik with historically lower margins; and (e) $1.8 million charge from the fair value of Curamik’s inventories. However, you quantified the impact of only one of these five factors. Please note that there are other examples throughout your results of operations analysis provided in your fiscal year 2011 Form 10-K and your first quarter of fiscal year 2012 Form 10-Q. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Response 1:

The Company acknowledges this comment and will, in future filings, quantify the impact of disclosed factors when material in accordance with Items 303(a)(3)(i), 303(a)(3)(iii) and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification.

Comment 2:

In future filings, please ensure that you provide an analysis of the material positive and negative factors impacting operating income at the segment level. In this regard, we that High Performance Foams’ operating income improved by 62.6% and operating margins improved 37.1%; however, your analysis focuses solely on the increase in net sales with no analysis of operating income beyond the $0.9 million of integration costs for the Utis acquisition during fiscal year 2010. Please note that there were other areas through your results of operations discussion and analysis in your fiscal year 2011 Form 10-K and your first quarter of fiscal year 2012 Form 10-Q in which your analysis could have been improved. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response 2:

The Company acknowledges this comment and will, in future filings, provide an analysis of the material positive and negative factors impacting operating income at the segment level, per Item 303(a)(3) of Regulation S-K and Section 501.12.b of the Financial Reporting Codification.

Contractual Obligations, page 45

Comment 3:

In future filings beginning with your next Form 10-Q, please revise your contractual obligations table to include your long-term debt obligations and to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. Please refer to Item 303(a)(5) of Regulation S-K for guidance.

Response 3:

The Company acknowledges this comment and will, in future filings, provide a revised contractual obligations table that includes our long-term debt obligations and scheduled interest payments, per Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies, page 45
Goodwill and Other Intangibles, page 46

Comment 4:

We note your disclosure that the excess of the estimated fair value over the carrying value of your three reporting units with goodwill ranged from $14.4 million to $249.7 million. For those reporting units with estimated fair value that substantially exceeds the carrying value, please disclose this determination in future filings. For those reporting units that have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for each of these reporting units in future filings:

●	Identification of the reporting unit.
●	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test.
●	The amount of allocated goodwill.
●	A description of the reporting unit specific assumptions that drive the estimated fair value.
●
A discussion of the uncertainty associated with these key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

●	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value. Please ensure this disclosure is specific for the corresponding reporting unit.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

Response 4:

The Company acknowledges this comment and will, in future filings, identify the reporting units with an estimated fair value that substantially exceeds its carrying value, as well as the requested information, as appropriate, for those reporting units that have an estimated fair value that is not substantially in excess of its carrying value.  Please note that, as of year-end 2012, we did not have any reporting units that had fair values that were not substantially in excess of the carrying values, and, therefore, did not include the additional disclosures, as noted above, in the draft disclosure below.  However, in future filings, if the estimated fair values of the reporting unit are not substantially in excess of its carrying values, we will disclose the appropriate information as indicated.

The following is a draft of the disclosure we would have provided in our fiscal 2011 Form 10-K:

Item 7 - Critical Accounting Policies – Goodwill and Other Intangibles

We have made acquisitions over the years that included the recognition of goodwill.  Goodwill and indefinite lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate the carrying value may have been impaired.  Application of the goodwill impairment test requires significant judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, and determination of the fair value of each reporting unit.  Determining the fair value of a reporting unit is subjective and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates, and future market conditions, among others.  We review goodwill annually for impairment using a two-step process.  The first step of the impairment test requires a comparison of the implied fair value of each of our reporting units to the respective carrying value. If the carrying value of a reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step of the evaluation must be performed.  In the second step, the potential impairment is calculated by comparing the implied fair value of the reporting unit’s goodwill with the carrying value of the goodwill.  If the carrying value of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss will be recognized for the excess.

In 2011, we estimated the fair value of our reporting units using an income approach based on the present value of future cash flows.  We believe this approach yields the most appropriate evidence of fair value as our reporting units are not readily comparable to other companies involved in similar operations.  We further believe that the assumptions and rates used in our annual impairment test are reasonable, but inherently uncertain.  The 2011 impairment test was performed as of November 30, 2011 on the three reporting units with allocated goodwill.  Note that any differences between the carrying amount of goodwill in the table below as compared to the year end 2011 values is the result of changes in foreign currency rates.  No impairment charges resulted from this analysis.  The results of our analysis are summarized in the following table:

(dollars in millions) Reporting Unit	Allocated Goodwill at November 30, 2011	Excess of fair value over carrying value	Percentage by which fair value exceeds carrying value	Excess of fair value over carrying value assuming 10% decline in fair value	Percentage by which fair value exceeds carrying value assuming 10% decline in fair value
Curamik Electronics Solutions	$ 87.0	$ 88.7	55%	$ 63.7	40%
High Performance Foams	22.9	249.7	196%	211.9	166%
Elastomer Components Division	2.2	14.4	121%	11.8	99%

Intangible assets, such as purchased technology, customer relationships, work force, and the like, are generally recorded in connection with a business acquisition.  Values assigned to intangible assets are determined based on estimates and judgments regarding expectations of the success and life cycle of products and technology acquired, the value of the acquired businesses customer base, as well as the value of its existing work force, among others.  These assets are reviewed at least annually for impairment, or more frequently if facts and circumstances indicate a possible impairment of the asset exists.  In 2011, there were no indicators of impairment on any of our other intangible assets.

Note 1 – Organization and Summary of Significant Accounting Policies, page 57
Income Taxes, page 61

Comment 5:

We note your statement, “[p]rovision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year the distribution is declared.” It is unclear how this accounting policy is consistent with the guidance in ASC 740-30-25-19. Please advise.

Response 5:

ASC 740-30-25-19 states “If circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be remitted in the foreseeable future but income taxes have not been recognized by the parent entity, it shall accrue as an expense of the current period income taxes attributable to that remittance”.

This comment indicates it is unclear how our statement, “[p]rovision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year the distribution is declared” is consistent with this guidance cited above.

The Company’s current policy is to reinvest indefinitely all of our unremitted foreign earnings of substantially all of our consolidated foreign subsidiaries in those companies.  Should we decide in the future to repatriate any of these foreign earnings, we would then have to recognize the tax expense or benefit of such distributions in the accounting period in which we determined that the historical earnings were no longer indefinitely invested outside the U.S.

Our intent in this statement was to state that the related tax expense or benefit from distributions out of historical unremitted foreign earnings from consolidated foreign subsidiaries would be recorded in the period in which such a decision was made.

In the future, we will adjust the wording in this disclosure as applicable to read substantially as follows:

If circumstances change and it becomes apparent that some or all of the undistributed earnings of our wholly-owned foreign subsidiaries will not be indefinitely reinvested, provision for the tax consequences, if any, will be recorded in the period in which those circumstances change.

In full, the paragraph would read substantially as follows:

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the entity’s financial statements.  We are subject to income taxes in the United States and in numerous foreign jurisdictions.  No provision is made for U.S. income taxes on the undistributed earnings of substantially all of our wholly-owned foreign subsidiaries because such earnings are indefinitely reinvested in those companies. If circumstances change and it becomes apparent that some or all of the undistributed earnings of our wholly-owned foreign subsidiaries will not be indefinitely reinvested, provision for the tax consequences, if any, will be recorded in the period in which those circumstances change.

Note 9 – Pension Benefits and Retirement Health and Life Insurance Benefits, page 72

Comment 6:

In future filings, please provide a more company-specific description of the basis used to determine the expected long-term rate of return on assets for your pension plans. For example, disclose the expected rate of return or range for your equity and debt securities. Please also disclose the historical rates of return on assets for the most recent 10-year period and 20-year period on a total asset level and for the two asset allocation categories utilized. This disclosure will provide investors with more specific information to better understand the expected rate of return you are using. Please refer to ASC 715-20-50-1(d)(iii) for guidance. Please provide us with the disclosures you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

Response 6:

The Company acknowledges this comment and will, in future filings, provide a more company-specific description of the basis used to determine the expected long-term rate of return on assets for our pension plans.  We will also disclose, to the extent possible, in accordance with ASC 715-20-50-1(d)(iii), “A narrative description of the basis used to determine the overall expected long-term rate-of-return-on-assets assumption, such as the general approach used, the extent to which the overall rate-of-return-on-assets assumption was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments were determined.”  The description will consider the two major categories of assets utilized and our comparisons will be based on reasonable time periods based on the data we have access to for our analysis purposes.  Please note that we currently have access to historical data from 1996 to the present and have included that time period as the reference point for our historical analysis in the sample disclosure below.  We did not provide the specific 20-year and 10-year analysis as suggested in the Comment above, but believe the 16 year data comparison, along with other data points provided, is sufficient to provide investors with more specific information to better understand the expected long term rate of return we are using, and is in accordance with ASC 715-20-50-1(d)(iii).

 The following is a draft of the disclosure we would have provided in our fiscal 2011 Form 10-K:

Item 8 – Note 9 – Pension Benefits and Other Retirement Health and Life Insurance Benefits

Plan Assets

Our defined benefit pension assets are invested with the objective of achieving a total rate of return over the long-term that is sufficient to fund future pension obligations.  In managing these assets and our investment strategy, we take into consideration future cash contributions to the plans, as well as the potential impact of the portfolio underperforming the market, which is partially mitigated by maintaining a diversified portfolio of assets.

In order to meet our investment objectives, we set asset allocation target ranges based on current funding status and future funding and market projections in order to mitigate the risk in the plan while maintaining its funded status.  At December 31, 2011, our portfolio was comprised of approximately 57% equity securities and 43% debt securities, which is consistent with our allocation targets.  In order to further mitigate risk, in the future we plan to migrate to a portfolio more heavily weighted toward debt securities as our plan assets approach the projected benefit obligation.

In determining our investment strategy and calculating our plan liability and related expense, we utilize an expected long-term rate of return on plan assets.  This rate is developed based on several factors, including the plans’ asset allocation targets, the historical and projected performance on those asset classes, and on the plans’ current asset composition.  To help develop our assumptions, we analyze certain data points related to portfolio performance.  For example, we analyze the actual historical performance of our total plan assets, which has generated a return of approximately 8.6% over the past 16 year period (earliest data available for our analysis was 1996).  Also, we analyze hypothetical rates of return for plan assets based on our current asset allocation mix, which we estimate would have generated a return of approximately 10.2% over the last 30 years, 7.5% over the last 20 years, and 5.7% over the last 10 years. Further, we estimated the potential return associated with the plan asset portfolio over the next 5-7 year period based on the overall portfolio mix, which we determined to be approximately 7.3%-7.8% (approximately 8.5%-9.0% on equity securities and 4.25%-4.75% on fixed income securities).

Note 12 – Income Taxes, page 80

Comment 7:

We note your disclosure that you developed a tax planning strategy during fiscal year 2010 that resulted in the reduction of the valuation allowance. In future filings, please provide investors with a better understanding as to what the tax planning strategy is, specifically why you believe the strategy is reasonable, prudent and feasible, the amount of deferred tax assets that are impacted by the strategy, and the amount you reduced the valuation allowance as a result of the strategy. Please provide us with the disclosures you intend to include in future filings. .

Response 7:

The Company acknowledges this comment and will, in future filings, revise the disclosure as applicable to read substantially as follows:

We may in appropriate circumstances undertake tax planning strategies that provide a basis for the realization of a portion of our U.S. deferred tax assets.  Such a strategy to utilize these assets would be based primarily upon our ability to make a tax election to capitalize certain expenses that would result in generating taxable income and utilizing our foreign tax credits before they expire. We would undertake such a strategy to realize such tax benefits prior to expiration only if we determined it was reasonable, prudent, and feasible. Accordingly, because we believe it is reasonably likely this strategy will be available, along with other positive evidence, we recognized our foreign tax credit deferred tax assets at December 31, 2012, and December 31, 2011, respectively.

The new paragraph in the footnote would read substantially as follows:

We had a valuation allowance of $XX.X million and $59.4 million, at December 31, 2012 and December 31, 2011, respectively, against certain of our U.S. deferred tax assets. The change in the valuation allowance is primarily due to changes in timing differences which give rise to the U.S. deferred tax assets. A valuation allowance for deferred tax assets is recorded to the extent we cannot determine that the ultimate realization of our deferred tax assets is more likely than not. In determining the need for a valuation allowance, we assess the available positive and negative evidence as well as consider available tax planning strategies.

We may in appropriate circumstances undertake tax planning strategies that provide a basis for the realization of a portion of our U.S. deferred tax assets.  Such a strategy to utilize these assets would be based primarily upon our ability to make a tax election to capitalize certain expenses that will result in generating taxable income and utilizing our foreign tax credits before they expire. We would undertake such a strategy to realize such tax benefits prior to expiration only if we determined it was reasonable, prudent, and feasible. Accordingly, because we believe it is reasonably likely this strategy will be available, along with other positive evidence, we recognized our foreign tax credit deferred tax assets at December 31, 2012, and December 31, 2011, respectively.

Note 14 – Commitments and Contingencies, page 87

Comment 8:

We note that you have not recognized a reserve for the disposal site in Killingly, Connecticut, in which you were identified as a PRP during the second quarter of fiscal year 2010. Please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the reasonably possible loss in excess of accrual, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

Response 8:

The Company acknowledges this comment and will, in future filings, provide an estimate or if an estimate cannot be made, we will provide additional disclosure as required per ASC 450-20-50.

The revised disclosure as applicable would be substantially as follows:

In the second quarter of 2010, the CT DEEP contacted us to discuss a disposal site in Killingly, Connecticut.  We are currently in the very early stages of this process and have initiated internal due diligence work related to the site to better understand the issue and our alleged involvement.  Currently, we do not know the nature and extent of any alleged contamination at the site, how many parties could be potentially involved in any remediation, if necessary, or the extent to which we could be deemed a potentially responsible party.  CT DEEP has neither made any assessment of the nature of any potential remediation work that may be done, nor have they made any indication of any potential costs associated with such remediation.  Therefore, based on the facts and circumstances known to us at the present time, we are not able to estimate the probability of incurring a contingent liability related to this site, nor are we able to reasonably estimate any potential range of exposure at this time.  As such, no reserve has been established for this matter at this time.  We continually monitor this situation and are in correspondence with the CT DEEP as appropriate.  When and if facts and circumstances related to this matter change, we will review our position and our ability to estimate the probability of any potential loss contingencies, as well as the potential range of any such potential exposure.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

General

Comment 9:

In future filings, please include the changes in the separate accounts comprising shareholders’ equity as a separate statement or in the footnotes. Please refer to ASC 505-10-50-2 for guidance.

Response 9:

The Company acknowledges this comment and will, in future filings, provide the changes in the separate accounts comprising shareholders’ equity as a separate statement or in the footnotes, per ASC 505-10-50-2.

Condensed Consolidated Statement of Comprehensive Income (Loss), page 3

Comment 10:

In future filings, please include the components of other comprehensive income and total comprehensive income as a single continuous financial statement or as two separate but consecutive statements in accordance with ASC 220-10-45-1-45-14.

Response 10:

The Company acknowledges this comment; however, we respectfully refer the Staff to ASC 220-10-45-18.  The Company believes that our interim disclosure of other comprehensive income is in accordance with ASC 220-10-45-18.  The guidance indicates that an entity shall report a total for comprehensive income in its condensed financial statements of interim periods in a single continuous statement or in two consecutive statements, which is the disclosure we provided in our first quarter 2012 Form 10-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Liquidity, Capital Resources and Financial Position, page 28

Comment 11:

We note that you attribute a portion of the increase in inventories to your CES operating segment with lower sales volumes than anticipated, which appears to indicate that the inventories may be excess capacity. In future filings, please quantify such amounts, which allows investors to understand the amount of inventories that are at risk in the event sales volumes do not return to normal levels. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Response 11:

The Company acknowledges this comment and will, in future filings, quantify the impact of material disclosed factors, per Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification.

Comment 12:

We note that you amended your Credit Agreement to lower the minimum fixed charge coverage ratio. In future filings, please explain to investors why you needed to obtain amendment to your Credit Agreement. Please also disclose the actual ratios achieved for the material financial covenants required to be met, unless you are able to conclude it is reasonably likely you will meet these financial covenants. This disclosure will allow investors to easily understand your current status in meeting your financial covenants. Please refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response 12:

The Company acknowledges this comment and will, in future filings, disclose the reason we obtained an amendment to our Credit Agreement in addition to disclosing our actual ratios achieved for material financial covenants required to be met, if appropriate, per Sections 501.13.b.2 and 501.13.c of the Financial Reporting Codification.

The Company acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please telephone me at 860-779-5508, or our attorney, Terrence Mahoney, Esq. at 860-779-4700, with any questions or comments you may have.

Very truly yours,

/s/  Dennis M. Loughran
Dennis M. Loughran
Vice President, Finance and Chief Financial Officer

cc:           Bruce D. Hoechner, President and Chief Executive Officer
Ronald J. Pelletier, Corporate Controller and Principal Accounting Officer
Terrence W. Mahoney, Vice President and General Counsel
Debra J. Granger, Vice President, Corporate Compliance and Controls
Tracey Houser, Staff Accountant, Securities and Exchange Commission